COMMENTS RECEIVED ON JANUARY 3, 2023

FROM CHRIS BELLACICCO

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Equity Growth Fund, Fidelity Advisor Series Equity Growth Fund, Fidelity Advisor Series Growth Opportunities Fund

FIDELITY COMMONWEALTH TRUST II (File Nos.333-139428 and 811-21990)

Fidelity Large Cap Growth Enhanced Index Fund

 FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Growth Discovery Fund

 FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Growth Company Fund, Fidelity Growth Company K6 Fund, Fidelity Series Growth Company Fund

FIDELITY SECURITES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth K6 Fund, Fidelity Series Blue Chip Growth Fund

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)

Fidelity Trend Fund

PRELIMINARY PROXY STATEMENT FILED ON DECEMBER 23, 2022

SHAREHOLDER MEETING DATE APRIL 19, 2023

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Growth Portfolio

PRELIMINARY PROXY STATEMENT FILED ON DECEMBER 23, 2022

SHAREHOLDER MEETING DATE APRIL 19, 2023

1)

All Funds

“Solicitation Letter/Q&A”

“The proposal has been carefully reviewed by the Board of Trustees. The Trustees, most of whom are not affiliated with Fidelity, are responsible for protecting your interests as a shareholder. The Trustees believe that the proposal for each fund, to reclassify the diversification status of the fund from diversified to non-diversified by eliminating a fundamental policy is in the best interests of shareholders. They recommend that you approve this proposal.”

C:

The Staff requests we specify the policy being eliminated.

R:

The requested disclosure will be added.

2)

All Funds

“Solicitation Letter/Q&A”

“Have the funds’ Board of Trustees approved the proposal? Yes. The Board of Trustees has carefully reviewed and approved modifying the policies for each fund. The Board of Trustees unanimously recommends that you vote in favor of reclassifying the diversification status of the fund from diversified to non-diversified by eliminating a fundamental policy by approving your fund’s proposal.”

C:

The Staff requests we disclose whether the Board considered any drawbacks of changing each fund’s classification from diversified to non-diversified.

R:

The Board considered all factors it deemed relevant and concluded that the proposal was in the best interests of each fund.

3)

All funds (except Growth Portfolio)

“With respect to fund shares held in Fidelity individual retirement accounts (including Traditional, Rollover, SEP, SARSEP, Roth and SIMPLE IRAs), the IRA Custodian will vote those shares for which it has received instructions from shareholders only in accordance with such instructions. If Fidelity IRA shareholders do not vote their shares, the IRA Custodian will vote their shares for them, in the same proportion as other Fidelity IRA shareholders have voted.”

C:

The Staff requests we explain the IRA custodian’s authority for voting shares that Fidelity IRA shareholders do not in regard to a proposal to change an investment company’s sub-classification from diversified to non-diversified and eliminate a fundamental policy

R:

The terms of the IRA custodial agreements executed by each depositor authorize the custodian to vote any mutual fund shares held in the custodial account, for which no timely instructions are received, in the same proportions as the custodian has been instructed to vote the mutual fund held in the custodial accounts for which it has received timely instructions.

4)

All funds

“Proxy Statement”

Example from all funds (except Growth Portfolio):

“[As of November 30, 2022, the Trustees, Members of the Advisory Board (if any) and officers of each trust owned, in the aggregate, less than 1% of each fund’s and class’s, as applicable, outstanding shares.]

[To the knowledge of each trust, no shareholder owned of record or beneficially more than 5% of the outstanding shares of each fund and class, as applicable, on that date.][Information regarding record and/or beneficial ownership of each fund and class, as applicable, is included in Appendix D.]”

C:

The Staff requests we confirm which disclosure above is accurate in a response.

R:

The final proxy statement will include the following disclosure:

“As of November 30, 2022, the Trustees, Members of the Advisory Board (if any) and officers of each trust owned, in the aggregate, less than 1% of each fund’s and class’s, as applicable, outstanding shares.

Information regarding record and/or beneficial ownership of each fund and class, as applicable, is included in Appendix D.”

5)

All funds

C:

The Staff requests we confirm the registrants will not utilize householding in mailing proxies. Otherwise, the Staff requests we include the disclosure from Item 23 of Schedule 14A.

R:

The funds do not intend to deliver one proxy statement to two or more security shareholders sharing an address. As a result, the disclosure required by Item 23 of Schedule 14A is not required.

6)

All funds (except Growth Portfolio)

“Appendix C”

C:

The Staff requests we confirm this table will show shares outstanding since it currently includes dollar signs.

R:

Confirmed.

7)

All funds (except Growth Portfolio)

“Appendix D”

“[As of November 30, 2022, the following owned of record and/or beneficially 5% or more of the outstanding shares:]”

C:

If applicable, the Staff requests we include the completed table in our response.

R:

The final proxy statement will include the following:

As of November 30, 2022, the following owned of record and/or beneficially 5% or more of the outstanding shares:

Fund or Class Name	Owner Name	City	State	Ownership %
Fidelity Advisor® Equity Growth Fund – Class A	PERSHING LLC	JERSEY CITY	NJ	10.29%
Fidelity Advisor® Equity Growth Fund – Class A	MERRILL LYNCH PIERCE FENNER SMITH INC	JACKSONVILLE	FL	7.19%
Fidelity Advisor® Equity Growth Fund – Class A	WELLS FARGO CLEARING SERVICES LLC	SAINT LOUIS	MO	6.47%
Fidelity Advisor® Equity Growth Fund – Class A	MORGAN STANLEY SMITH BARNEY	NEW YORK	NY	5.27%
Fidelity Advisor® Equity Growth Fund – Class C	WELLS FARGO CLEARING SERVICES LLC	SAINT LOUIS	MO	12.60%
Fidelity Advisor® Equity Growth Fund – Class C	PERSHING LLC	JERSEY CITY	NJ	9.76%
Fidelity Advisor® Equity Growth Fund – Class C	AMERIPRISE FINANCIAL SERVICES INC	MINNEAPOLIS	MN	6.67%
Fidelity Advisor® Equity Growth Fund – Class I	NEW HAMPSHIRE HIGHER EDUCATION SAVINGS PLAN TRUST	MERRIMACK	NH	11.06%
Fidelity Advisor® Equity Growth Fund – Class I	LPL FINANCIAL LLC	SAN DIEGO	CA	10.45%
Fidelity Advisor® Equity Growth Fund – Class I	PERSHING LLC	JERSEY CITY	NJ	7.83%
Fidelity Advisor® Equity Growth Fund – Class I	AMERIPRISE FINANCIAL SERVICES INC	MINNEAPOLIS	MN	7.77%
Fidelity Advisor® Equity Growth Fund – Class I	CHARLES SCHWAB & CO INC	SAN FRANCISCO	CA	5.17%
Fidelity Advisor® Equity Growth Fund – Class M	PAYCHEX SECURITIES CORP	WEST HENRIETTA	NY	29.92%
Fidelity Advisor® Equity Growth Fund – Class M	PERSHING LLC	JERSEY CITY	NJ	5.47%
Fidelity Advisor® Equity Growth Fund – Class Z	ALERUS FINANCIAL NA	ARDEN HILLS	MN	14.79%
Fidelity Advisor® Equity Growth Fund – Class Z	STATE STREET BANK TRUST CO	HARRISON	NY	6.73%
Fidelity Advisor® Equity Growth Fund – Class Z	PRINCIPAL SECURITIES INC	DES MOINES	IA	6.60%
Fidelity Advisor® Equity Growth Fund – Class Z	EDWARD D JONES & CO	MARYLAND HEIGHTS	MO	6.04%
Fidelity® Growth Company Fund*	STRATEGIC ADVISERS FIDELITY U.S. TOTAL STOCK FUND	BOSTON	MA	17.92%
Fidelity® Growth Company Fund*	STRATEGIC ADVISERS LARGE CAP FUND	BOSTON	MA	7.21%
Fidelity® Growth Discovery Fund – Class K	MSCS FINANCIAL SERVICES DIVISION	FOLSOM	CA	7.19%

* The ownership information shown above is for a class of shares of the fund.

8)

Growth Portfolio

“Solicitation Letter/Q&A”

“Dear Shareholder:

A special meeting of shareholders of VIP Growth Portfolio will be held on April 19, 2023, at 8:00 a.m. Eastern Time (ET). The purpose of the meeting is to provide you with the opportunity to vote on an important proposal that affects the fund and your investment in it. As a shareholder, you have the opportunity to voice your opinion on certain matters that affect your fund.”

C:

The Staff requests we revise to reference contract owners instead of shareholders.

R:

We have revised the proxy statement disclosure as follows (underlined language added):

“Shares of the trust are currently sold only to life insurance companies. Each company holds its shares in a separate account (the Variable Account), which serves as the funding vehicle for its variable insurance products. In accordance with its view of present applicable law, each company will vote its shares held in its respective Variable Account at the Meeting in accordance with instructions received from persons having a voting interest in the Variable Account. Those persons who have a voting interest at the close of business on February 21, 2023, will be entitled to submit instructions to their company. For ease of reference, persons with a voting interest in a Variable Account may be referred to as “shareholders” in this Proxy Statement.”

9)

Growth Portfolio

“Solicitation Letter/Q&A”

“Who is Broadridge Financial Solutions, Inc.? Broadridge Financial Solutions, Inc. is a third party proxy vendor that has been hired to call shareholders and record proxy votes. In order to hold a shareholder meeting, quorum must be reached. If quorum is not met, the meeting may adjourn to a future date. The campaign attempts to reach shareholders via multiple mailings to remind them to cast their vote. As the meeting approaches, phone calls may be made to clients who have not yet voted their shares so that the shareholder meeting does not have to be postponed.”

C:

The Staff requests we disclose the anticipated costs of the proxy solicitor as required by Item 4 of schedule 14A.

R:

The requested disclosure will be added.

10)

Growth Portfolio

“Proxy Statement”

“All proxies solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a properly executed proxy or voting instruction form, it will be voted FOR the matters specified on the proxy or voting instruction form. All shares that are voted and votes to ABSTAIN will be counted towards establishing a quorum. Most insurance company variable accounts will vote all of their shares in the same proportion as the voting instructions actually received from variable product owners. See page 3.”

C:

The Staff requests we add page numbers or include a more specific cross reference so that readers may locate this information.

R:

Page numbers will be included in the final proxy statement.